# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pennant Group, Inc., CIK 0001766400
CUSIP: 70805E109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1675 E. RIVERSIDE DRIVE, 1675 E. RIVERSIDE DRIVE, EAGLE, Idaho (ID), 83616
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001524408

## Reporting persons
- Van Berkom & Associates Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 3,112,812; shared voting power 0; sole dispositive power 3,112,812; shared dispositive power 0; aggregate amount beneficially owned 3,112,812 (9% of the class)
  Comment: This Amendment No 2 to Schedule 13G is being file to replace the Schedule 13 G filed on November 05, 2025 (Accession number: 0001524408-25-000015). The original filing was made based on our belief that we no longer beneficially owned securities of the issuer (Pennant Group Inc), but upon further review, we constantly held ownership and as of September 30, 2025, the beneficial ownership continued to represent more than 5% but less than 10% of the outstanding class of the issuer's securities and therefore no filing was required in this case . This amendment is being filed to correct the prior disclosure. Thank you for your understanding.

## Item 1. Issuer
Name of issuer: Pennant Group, Inc.
Address of issuer's principal executive offices: 1675 E. RIVERSIDE DRIVE, 1675 E. RIVERSIDE DRIVE, EAGLE, IDAHO, 83616

## Item 2. Person Filing
Name of person filing: Van Berkom and Associates Inc.
Address of principal business office or, if none, residence: 600 Boul. De Maisonneuve Ouest, Bureau 2510, Montreal, Quebec , H3A 3J2
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,112,812.00
Percent of class: 9,01%
Sole power to vote or to direct the vote: 3,112,812.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,112,812.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Van Berkom & Associates Inc.: Mathieu Sirois, President and Senior Portfoilio Manager, U.S. Small-CapEquities (01/20/2026)
Comment: N/A